Exhibit 99.1

INX Customer Data and Funds are Secure After Recent

Attack on Third-Party Service Provider

Swift Response and Assurance: Customer Accounts and Security Uncompromised Despite Third Party Service Provider Cybersecurity Incident

TORONTO, December 29, 2023 /PRNewswire/ -- The INX Digital Company, Inc. (NEO: INXD, OTCQB: INXDF, INXATS: INX) (the “Company” or “INX”), a security token and digital asset trading platform, U.S. broker-dealer, alternative trading system, transfer agent, and inter-dealer broker (through its subsidiaries), announced that on December 20, 2023, it learned of a cyberattack that occurred on the computer systems of a third-party vendor providing services to one of the Company’s subsidiaries.

As a result, a malicious actor managed to access the third-party vendor’s servers and executed unauthorized trades which resulted in a loss of funds of the Company’s subsidiary of approximately $1.6 million. The Company took immediate actions to remediate the security vulnerability and to investigate the nature and scope of the incident. The Company also notified relevant law enforcement in the appropriate jurisdictions and is working with the affected trading venue to investigate this incident and take appropriate legal action.

INX customers were not affected by the incident, and the security breach at the third-party provider did not have any impact on the platforms and servers of INX. No personal information or other data of INX’s customers was compromised, and INX.One remains fully operational. The Company placed additional security measures in place and continues to actively monitor any suspicious activity.

The Company holds a “Reserve Fund” (which is not part of the Company’s operational capital) in the amount of $36,023,000, which is restricted and specifically designed to cover customer and INX losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Company will seek to recover the lost funds through any means necessary. If unsuccessful, and after these efforts are exhausted, the Company will utilize the Reserve Fund for the recovery of the loss that resulted from this security incident. There is no assurance that any such lost funds will be recovered.

The Company does not expect this incident to have a material impact on its business operations or its financial results.

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional market expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.:

The INX Digital Company, Inc. is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token, in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website at https://www.inx.co/ .

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Neo Exchange is not responsible for the adequacy or accuracy of this press release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Contact: Alan Silbert

Email: investorrelations@inx.co